UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Vincerx Pharma, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

92731L106

(CUSIP Number of Common Stock Underlying Class of Securities)

Ahmed M. Hamdy, M.D.

Chief Executive Officer

Vincerx Pharma, Inc.

260 Sheridan Avenue, Suite 400

Palo Alto, California 94306

(650) 800-6676

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Steven M. Przesmicki, Esq.

Cooley LLP

10265 Science Center Drive

San Diego, California 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to Tender Offer Statement on Schedule TO (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed by Vincerx Pharma, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on August 13, 2024, as amended by Amendment No. 1 to Tender Offer Statement on Schedule TO filed with the SEC on August 19, 2024 (as amended, the “Schedule TO”), relating to the Offer to Exchange Eligible Options for New Restricted Stock Units dated August 13, 2024 (the “Exchange Offer”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO and the Exchange Offer.

The purpose of this Amendment No. 2 is to amend and supplement the Schedule TO, the Exchange Offer and certain exhibits previously filed with the Schedule TO to reflect an extension of the expiration time of the Exchange Offer from 5:00 p.m., Pacific Time, on Wednesday, September 11, 2024 to 5:00 p.m., Pacific Time, on Friday, September 27, 2024.

The information in the Schedule TO, including all schedules and exhibits to the Schedule TO that were previously filed with the Schedule TO, is incorporated herein by reference and, except as specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:

On September 10, 2024, the Company delivered an email to Eligible Holders announcing the extension of the period of time during which the Exchange Offer is open to 5:00 p.m., Pacific Time, on Friday, September 27, 2024.

A copy of the form of email announcing the extension of the Offer is filed as Exhibit (a)(1)(L) to this Amendment No. 1 and is incorporated herein by reference.

Item 12. Exhibits.

Each reference to “September 11, 2024” in Exhibits (a)(1)(A), (a)(1)(C), (a)(1)(D), (a)(1)(E), and (a)(1)(G) previously filed with the Schedule TO is hereby amended and replaced with “September 27, 2024”.

Item 12 of the Schedule TO is amended and supplemented by adding Exhibit (a)(1)(L) as follows:

Exhibit Number	Description

(a)(1)(L)	Form of Email Announcement Regarding Extension of the Exchange Offer

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vincerx Pharma, Inc.

By:	/s/ Ahmed M. Hamdy, M.D.
Ahmed M. Hamdy, M.D.
Chief Executive Officer

Dated: September 10, 2024